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EXHIBIT 2.2

TRANSFER AGREEMENT

        THIS TRANSFER AGREEMENT (this "Agreement"), dated as of January 10, 2005, is made and entered into by and between World Air Holdings, Inc., a Delaware corporation ("Holdings"), and World Airways, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (the "Company"). Holdings and the Company are sometimes herein individually referred to as a "Party" and, collectively, as the "Parties."

W I T N E S S E T H:

        WHEREAS, Holdings and the Company have completed an internal corporate restructuring (the "Restructuring") pursuant to which the Company merged with a wholly-owned subsidiary of Holdings, pursuant to Section 251(g) of the Delaware General Corporation Law, with the Company surviving such merger as a wholly-owned subsidiary of Holdings; and

        WHEREAS, in connection with the Restructuring, the Company wishes to transfer certain assets and liabilities to Holdings and Holdings wishes to accept such assets and assume such liabilities.

        NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

        Section 1.    Transfer of Assets.    The Company hereby assigns, transfers, conveys and disposes all of the Transferred Assets (as defined below) to Holdings, and Holdings hereby accepts the Transferred Assets. The term "Transferred Assets" shall mean (i) the limited liability company interests in World Parts, LLC held by the Company, (ii) shares of common stock in World Risk Solutions, Ltd., and (iii) all other equity investments directly held by the Company.

        Section 2.    Transfer of Liabilities.    The Company hereby assigns, transfers, conveys and disposes the Transferred Liabilities (as defined below) to Holdings, and Holdings hereby assumes the Transferred Liabilities. The term "Transferred Liabilities" shall mean all of the Company's obligations under employment agreements with Randy J. Martinez, Gilberto M. Duarte, Jr., Jeffrey L. MacKinney, Charles H. J. Addison, Robert R. Binns, Charles P. McDonald, and Kenneth M. Fralick.

        Section 3.    Retention of Assets and Liabilities.    The Company shall retain all assets and liabilities (including contingent liabilities) not being assigned, transferred, conveyed or disposed pursuant to Sections 1 and 2 above.

        Section 4.    Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 5.    Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

        Section 6.    Entire Agreement; No Third-Party Beneficiaries.    This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

        Section 7.    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

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        IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered by their authorized representatives as of the date first above written.

WORLD AIR HOLDINGS, INC.
By:	/s/ RANDY J. MARTINEZ Randy J. Martinez Chief Executive Officer and President
WORLD AIRWAYS, INC.
By:	/s/ RANDY J. MARTINEZ Randy J. Martinez Chief Executive Officer and President

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  EXHIBIT 2.2
TRANSFER AGREEMENT